SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

This report on Form 6-K is incorporated by reference into the registration statement on Form F-
4 (File No. 333-116323) of Embratel Participações S.A. and Empresa Brasileira de
Telecomunicações S.A. – Embratel

Rio de Janeiro, Brazil – August 20, 2004

Embratel Participações S.A. (Embrapar)
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

EMBRATEL ANNOUNCES THAT TELMEX FILES REQUEST FOR
PUBLIC OFFERING REGISTRATION

Embratel Participações S.A. (Embrapar) announced that it was informed by its controlling shareholder, Teléfonos de Mexico S.A. de C.V. (Telmex), that today Telmex, through its Brazilian subsidiary, Telmex Solutions Telecomunicações Ltda., filed with the Brazilian Securities and Exchange Commission - Comissão de Valores Mobiliários (CVM) a request to register a tender offer for Embrapar’s ordinary shares held by the remaining shareholders of Embrapar.

The tender offer price will be R$15,11 (fifteen reais and eleven cents) for each lot of 1000 ordinary shares corresponding to 80% of the amount paid by Telmex in acquiring equity interests equivalent to each lot of 1000 ordinary shares on the acquisition of the controlling stake of Embrapar concluded on July 23, 2004.

Telmex further informs that the tender price of R$15,11 (fifteen reais and eleven cents) per lot of 1000 ordinary shares will be paid in cash and in Reais adjusted pro rata temporis by the “Taxa Referencial” –TR plus 6% per annum (360 days basis) from the 23/7/04 until the date of the financial settlement of the tender offer.

The tender will be conducted through a public offering at the Bolsa de Valores de São Paulo according to the format described in the public offering documentation that has been presented to be analyzed and approved by CVM.

About Embratel
Embratel is the premium telecommunications provider in Brazil and offers an ample variety of telecom services –local and long distance telephony, advanced voice, high-speed data transmission, Internet, satellite data communications, and corporate networks. The company is a leader in the country for data services and Internet, and is highly qualified to be an all-distance network carrier in Latin America. Embratel’s network spreads countrywide, with almost 29 thousand kms of optic cables, which represents about one million and sixty-nine thousand km of fiber optics.

About TELMEX
TELMEX is the leading telecommunications company in Mexico with 16.5 million telephone lines in service, 2.8 million line equivalents for data transmission and 1.6 million Internet accounts. TELMEX offers telecommunications services through a fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

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The information contained in this release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Actual results may differ materially from these expectations due to regulatory risks and other risks referred to in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2004

Embratel Participações S.A.

By:	/S/ Norbert Glatt
Norbert Glatt Title: Economic and Finance Director & Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.